SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities and Exchange Act of 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-13585

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

The First American Corporation

401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

The First American Corporation

1 First American Way

Santa Ana, California 92707

The First American Corporation

401(k) Savings Plan

Contents

December 31, 2007 and 2006

*	All other schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

The First American Corporation 401(k) Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The First American Corporation 401(k) Savings Plan (the “Plan”) at December 31, 2007 and 2006, and the changes in the net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial of statements taken as a whole. The supplemental schedules of assets (held at end of year) at December 31, 2007 and delinquent participant contributions for the year ended December 31, 2007 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Portland, Oregon
June 26, 2008

The First American Corporation

401(k) Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006
Assets
Investments, at fair value	$1,173,474,756	$1,163,980,194
Participant loans	28,206,491	24,677,198

Total investments	1,201,681,247	1,188,657,392

Receivables
Dividends	1,796,815	1,823,910
Participant contributions	20,174	—
Employer contributions	35,672,957	37,122,626
Other	245,894	514,748

Total receivables	37,735,840	39,461,284

Total assets	1,239,417,087	1,228,118,676

Liabilities
Corrective distributions payable	1,652,892	—

Total liabilities	1,652,892	—

Net assets available for benefits	$1,237,764,195	$1,228,118,676

The accompanying notes are an integral part of these financial statements.

The First American Corporation

401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2007 and 2006

	2007	2006
Additions
Net depreciation in fair value of investments	$(38,233,691)	$(10,580,685)
Interest income	2,172,906	1,563,779
Dividend income	62,110,103	49,145,837

Total investment income	26,049,318	40,128,931

Contributions
Participants	106,220,337	112,987,574
Employer qualified non-elective contribution	—	171,651
Employer	35,673,049	37,151,212

Total contributions	141,893,386	150,310,437

Total additions	167,942,704	190,439,368

Deductions
Benefits paid to participants	(153,652,949)	(104,257,131)
Transfers, net	(3,553)	(2,168,137)
Corrective distributions	(3,802,776)	(49,591)
Administrative expenses	(837,907)	(791,381)

Total deductions	(158,297,185)	(107,266,240)

Increase in net assets	9,645,519	83,173,128
Net Assets Available for Benefits
Beginning of year	1,228,118,676	1,144,945,548

End of year	$1,237,764,195	$1,228,118,676

The accompanying notes are an integral part of these financial statements.

The First American Corporation

401(k) Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

1.	Description of the Plan

The following description of The First American Corporation 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution profit sharing plan covering employees of adopting employers and subsidiaries greater than 50% owned by The First American Corporation (the “Company”). An employee is eligible to participate in the Plan if the employee is at least 21 years of age and has been employed by the Company for at least 30 days. Effective February 1, 2008, the age limit to be eligible for the Plan was lowered from age 21 to age 18. The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Company’s trustee and recordkeeper of the Plan are Fidelity Management Trust Company and Fidelity Investments Institutional Operations Company, Inc., respectively.

Contributions

Participants classified as non-highly compensated, as defined by the Plan, may contribute from 1% to 60% of pretax annual compensation. Participants classified as highly compensated, as defined by the Plan, may contribute from 1% to 15% of pretax annual compensation. Contributions are subject to certain limitations.

Discretionary matching contribution amounts may be contributed by the Company at the discretion of the Company’s Board of Directors and are based on the pretax profitability of the Company for the year. The discretionary matching contribution for the year ended December 31, 2007 will be allocated to participant accounts in the third calendar quarter of 2008 and is expected to be $35,672,957. The discretionary matching contribution was $37,122,626 for the year ended December 31, 2006. The 2007 amount will be paid in the form of cash, common shares of Company stock or a combination of both. The 2006 amount was paid in the form of a cash contribution and invested based on each eligible participant’s investment election under the Plan. Adjustments to participant allocations of the discretionary matching contributions may occur subsequent to the original funding date.

Participants may also roll over distributions from other qualified 401(a) plans or Rollover (“Conduit”) Individual Retirement Accounts.

Participant Accounts

Upon enrollment in the Plan, a participant may direct contributions in 1% increments to any of twenty-five available investment options, one of which is the option to invest in shares of the Company. Participants may change their investment options at any time.

Participant account activity may include a participant’s own contributions, any Company contributions, investment earnings or losses, and a quarterly account maintenance fee. Allocations of Company matching contributions are based on the participant’s compensation and contributions to the Plan during the year. The benefit to which a participant is entitled is based on the sum of the aforementioned items since all participants’ accounts are 100% vested.

Vesting

Participants are immediately vested in their own contributions and any Company contributions, plus actual earnings thereon.

The First American Corporation

401(k) Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

Payment of Benefits

The Plan allows for participant withdrawals in a lump sum upon retirement, death, disability, termination or attainment of the eligible age as defined by the Plan. Participants may also withdraw from their account balances, as defined by the Plan, in the event of a financial hardship, which is determined pursuant to the provisions of the Internal Revenue Code (“IRC”); and from any amounts rolled over from a qualified 401(a) plan or Rollover (“Conduit”) Individual Retirement Account.

Loans

Participants may borrow a portion of their account balance pursuant to rules and procedures established by the Administrative Plan Committee. The amount borrowed may not exceed the lesser of (1) 50% of the value of the participant’s account balance; or (2) $50,000 less the highest outstanding loan balance the participant may have had outstanding during the one-year period preceding the day on which the new loan from the Plan would be made. Loans are subject to a loan initiation fee and a quarterly maintenance fee.

Loan terms are determined based on the provisions established by the Administrative Plan Committee. Loans are collateralized by the balance in the participant’s account and bear a rate of interest that is reasonable at the time the loan is made, as determined by the Administrative Plan Committee. Loans are fully amortizing and paid back through principal and interest via payroll deduction or other method as determined by the Administrative Plan Committee if payroll deduction is not available to the participant. A participant may fully repay a loan at any time without penalty, however partial prepayments are not permitted.

Transfers

During 2007, there was a total of $631 in assets transferred from the First Advantage Corporation 401(k) Savings Plan to the Plan. Also, $91,347, which represents the portion of the Security First Financial Services, Inc., 401(k) Profit Sharing Plan attributable to accounts of employees of Security First Financial Services, Inc., was merged into the Plan on April 1, 2007. On September 14, 2005, the Company completed the contribution of the Credit Information Group (“CIG”) Business to the First Advantage Corporation (“First Advantage”) under the terms of the master transfer agreement. The combination of the CIG Business and First Advantage is a transaction between businesses under common control of the Company. The CIG employees’ 2005 Profit Match contributions and accrued dividend on First American stock (a total of $2,126,377) were allocated to the Plan and subsequently transferred to the First Advantage Corporation 401(k) Savings Plan during 2006.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

Investments in mutual funds and common stock are stated at quoted market prices. The Fidelity Retirement Money Market Portfolio and the Fidelity US Equity Index Pool are recorded at net asset value which approximates market value as determined by the respective trustee. Shares of mutual funds are valued at the net asset value of the shares held by the Plan at year-end. The participant loans are valued at their outstanding principal balances, which approximate fair value. Investments in security transactions are accounted for on the date securities are purchased or sold (trade date). Dividend income is recorded in the participant accounts on the ex-dividend date. Interest income is recognized on an accrual basis as earned.

The First American Corporation

401(k) Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

The Plan presents in the statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts in the statements of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, mutual funds and other investment securities. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in circumstances in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

3.	Investments

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits at December 31:

	2007	2006
Mutual funds
Davis Funds, NY Venture Fund, Inc. Class A	$108,394,212	$98,616,800
* Fidelity Balanced Fund	93,099,724	83,150,877
* Fidelity Low-Priced Stock Fund	70,323,271	82,499,973
* Fidelity Diversified International Fund	133,159,822	106,428,977
* Fidelity Retirement Money Market Portfolio	111,413,385	87,569,506
* Fidelity Large-Cap Stock Fund	78,723,076	66,040,539
Lord Abbett Small-Cap Value Fund – Class Y	85,355,087	67,991,824
Common stock
* The First American Corporation	278,457,990	411,522,822

*	Denotes party-in-interest

Approximately 23% and 35% of the Plan’s investments are invested in common stock of the Company at December 31, 2007 and 2006, respectively.

The First American Corporation

401(k) Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

During 2007 and 2006, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, depreciated in value by $(38,233,691) and $(10,580,685), respectively, as follows:

	2007	2006
Mutual funds	$10,074,113	$36,822,782
Commingled pool	1,626,325	3,580,467
The First American Corporation common stock	(49,137,975)	(51,750,406)
Other common stock	(796,154)	766,472

	$(38,233,691)	$(10,580,685)

Investment Options

Participant contributions are directed by plan participants to the following investment options with the exception of funds “frozen” due to a fund closing or through plan merger:

Money Market Fund

Money market funds invest in U.S. dollar denominated securities, such as bills, notes, bonds and repurchase agreements. More than 25% of the total assets of the fund may be invested in the financial services industry.

Bond Index Fund

Bond funds invest in securities, such as bills, notes, bonds and other direct obligations issued by corporations and the United States Treasury. The bond index fund normally will invest at least 80% of its total assets in bonds included in the Lehman Brothers Aggregate Bond Index. The objective of a bond fund is to provide a higher level of current income than money market funds with minimal fluctuations in principal. The additional objective of the bond index fund is to seek results that correspond to the total return of the bonds in the Lehman Brothers Aggregate Bond Index while maintaining similar risk characteristics.

Short Term Bond Fund

Short term bond funds invest in all types of bonds, including U.S. Government, corporate, mortgage and foreign. The Plan’s short term bond fund invests mainly in short and intermediate-maturity bonds. The objective of a short term bond fund is to provide maximum total return, consistent with preservation of capital and prudent investment management.

Balanced Fund

Balanced funds invest a majority (generally not less than 60%) of their assets in equity securities and the remainder in bonds and other debt securities, including lower-quality debt securities. Balanced funds may invest in securities of domestic and foreign issuers. The objective of a balanced fund is to seek income and long-term growth of capital.

Target Date Funds

Target date funds allow investors to select the fund that best matches their expected retirement year. The funds invest in a diversified portfolio of other mutual funds to provide moderate asset allocation. The allocation strategy is based on the number of years until the respective target date and gradually becomes more conservative as it approaches the target date. The objective is to provide high total returns until the retirement date, and thereafter, the goal is to seek high current income with a secondary goal of capital appreciation.

The First American Corporation

401(k) Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

Large Cap Equity Index Fund

Equity index funds invest primarily in the common stocks that make up a widely recognized unmanaged index of common stocks. The Plan’s equity index fund invests mainly in the common stocks of the 500 companies that make up the Standard & Poors 500 Index. The fund seeks to approximate the composition and total return of the Standard & Poors 500 Index.

Large Cap Growth Stock Fund

Large cap growth stock funds invest primarily in common stocks of companies with large market capitalizations that the investment manager believes have more growth potential than other companies with similar market capitalizations. The objective is to seek long-term growth of capital.

Large Cap Value Stock Fund

Large cap value stock funds invest primarily in common stocks of companies with large market capitalizations that the investment manager believes are undervalued relative to the common stocks of other companies with similar market capitalizations. The objective is to seek long-term growth of capital.

Mid Cap Equity Fund

Mid cap funds invest primarily in common stocks of companies with mid and small market capitalizations that the investment manager believes have more growth potential than other companies with similar market capitalization. The objective is to seek maximum long-term growth of capital.

Small Cap Growth Stock Fund

Small cap growth stock funds invest primarily in common stocks of companies with small capitalizations and to some degree in companies with mid-size capitalizations that the investment manager believes have more growth potential than other companies with similar market capitalization. While they have potential for significant growth, small capitalization companies tend to have greater risk than large capitalization companies. The objective is to seek long-term growth of capital.

Small Cap Value Stock Fund

Small cap value stock funds invest primarily in common stocks of companies with small capitalizations and to some degree in companies with mid-size capitalizations that the investment manager believes are undervalued relative to the common stocks of other companies with similar market capitalizations, thereby providing the potential for significant capital appreciation. Small capitalization companies tend to have greater risk than large capitalization companies. The objective is to seek long-term growth of capital.

International Index Fund

An international index fund builds its portfolio by buying a large proportion of stocks included in a particular international index; therefore, reproducing the performance of an entire section of the market. The objective is to provide investment results that correspond to the total returns of foreign stock markets.

The First American Corporation

401(k) Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

International Fund

International funds invest primarily (normally at least 65% of their assets) in foreign securities. Normally, international stock funds invest primarily in common stocks. International funds carry additional risks, including political and economic uncertainties of foreign companies as well as the risk of currency fluctuations. The objective is to seek long-term growth of capital.

Wells Fargo Stock Fund (frozen)

This fund invests in the Wells Fargo common stock and short-term money market funds. This is a frozen fund for Wells Fargo employees who were participants in the Wells Fargo Plan and who transferred employment to RELS on November 1, 1998. New contributions and transfers cannot be invested in the frozen fund and amounts transferred out of the Wells Fargo Stock Fund cannot be transferred back into the fund.

Company Stock Fund

This fund invests in the common shares of The First American Corporation and such other assets, awaiting investment in First American shares, as the plan trustee considers advisable.

4.	Related Party and Party-in-interest Transactions

The Company, which qualifies as a party-in-interest, absorbs certain administrative expenses of the Plan. Such transactions qualify for a statutory exemption. Total expenses paid by the Company were $176,429 and $305,922 for the years ended December 31, 2007 and 2006, respectively.

The Plan held Company Stock with fair values of $278,457,990 and $411,522,822 at December 31, 2007 and 2006, respectively. At December 31, 2007 and 2006, 8,161,137 and 10,116,096 shares of common stock are included in First American stock, respectively. During 2007, the Plan made purchases and sales of First American stock totaling $24,450,581 and $116,211,967 respectively. During 2006, the Plan made purchases and sales of First American stock totaling $30,059,499 and $85,185,704, respectively.

Certain plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

5.	Corrective Distributions Payable

The Plan is subject to certain compliance requirements of non-discrimination rules under ERISA and IRS guidelines. For the Plan year ended December 31, 2007 and December 31, 2006, the Plan did not completely satisfy the non-discrimination tests and took corrective action by returning excess contributions and related investment earnings.

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the net assets of the Plan will be distributed to the participants in accordance with the provisions of ERISA.

The First American Corporation

401(k) Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

7.	Federal Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated February 10, 2003, that the Plan is designated in accordance with applicable sections of the IRC and is, therefore, exempt from federal income taxes. The Plan has been amended as referenced in Note 9 and was restated effective January 1, 2008 to reflect legislative and regulatory changes. On January 31, 2008, the Plan applied for a favorable determination letter from the Internal Revenue Service. The plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

In July 2006, the Financial Accounting Standards Board issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of SFAS No. 109 (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN 48 requires recording uncertain tax positions that exist in the Plan’s financial statements. FIN 48 was effective for the Plan as of January 1, 2007. Plan management has determined there are no uncertain tax positions and believes there is no FIN 48 impact requiring adjustment or disclosure in the Plan’s financial statements.

8.	Inactive Accounts

Net assets available for plan benefits as of December 31, 2007 and 2006, included approximately $227,961,919 and $197,819,039, respectively, representing the vested portion of accounts of participants who have terminated their employment with the Company for which disbursement of their account balances has not yet been requested.

9.	Plan Amendments

During 2007 and 2006, the Administrative Plan Committee approved amendments to the Plan. The most significant amendments are as follows:

•

Effective April 1, 2007, the portion of the Security First Financial Services, Inc., 401(k) Profit Sharing Plan attributable to accounts of employees of Security First Financial Services, Inc., was merged into the Plan.

•

Effective April 1, 2007, the Plan limited the investment of a participant’s pretax deferrals to no more than thirty percent (30%) in Company Stock. The pretax deferrals that would have otherwise exceeded thirty percent (30%) were directed into the Plan’s applicable Target Date Fund based upon the Participant’s age.

•	Effective April 1, 2007, a participant may only transfer up to 30% of their account balance into Company Stock.

•	Effective January 1, 2007, a distribution to a non-spouse beneficiary may be in the form of a rollover should the beneficiary elect to roll over to an individual retirement plan.

•

In response to Hurricane Katrina, a “Qualified Individual” was permitted to receive a “Katrina Distribution” from the Plan between October 6, 2005 and January 1, 2007. In addition, the loan limit to a Qualified Individual, made between October 6, 2005 and January 1, 2007, was increased to $100,000 and up to 100% of the account balance. Loan repayments on Qualified Individuals were also suspended until after December 31, 2006.

•

Effective January 1, 2006, the Company Stock Fund was converted to an employee stock ownership plan, and offers participants a choice to receive dividends as a direct taxable cash payment or to continue having dividends reinvested in First American stock.

10.	Recent Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 “Fair Value Measurements” (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value within generally accepted accounting principles (GAAP), and expands disclosure requirements regarding fair value measurements. Although SFAS 157 does not require any new fair value measurements, its application may, in certain instances, change current practice. Where applicable, SFAS 157 simplifies and codifies fair value related guidance previously issued within GAAP. The provisions for SFAS 157 are effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company does not believe SFAS 157 has a material impact on the Plan’s financial statements.

The First American Corporation

401(k) Savings Plan

EIN: 95-1068610 PN: 003

Schedule H, Line 4i: Schedule of Assets (Held at End of Year) as of December 31, 2007

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost**	Current Value
	Davis Funds, NY Venture Fund, Inc. Class A	Registered Investment Company	N/A	$108,394,212
	Vanguard Explorer Fund Admiral Class	Registered Investment Company	N/A	36,357,519
	Vanguard Strategic Equity Fund	Registered Investment Company	N/A	11,818,163
	Pimco Low Duration Inst CL Fund	Registered Investment Company	N/A	3,975,927
	Lord Abbett Small-Cap Value Fund – Class Y	Registered Investment Company	N/A	85,355,087
	Spartan International Index Fund	Registered Investment Company	N/A	12,513,481
*	The First American Corporation 8,161,137 shares of common stock	Common Stock	N/A	278,457,990
*	Fidelity Balanced Fund	Registered Investment Company	N/A	93,099,724
*	Fidelity Low-Priced Stock Fund	Registered Investment Company	N/A	70,323,271
*	Fidelity Diversified International Fund	Registered Investment Company	N/A	133,159,822
*	Fidelity Large-Cap Stock Fund	Registered Investment Company	N/A	78,723,076
*	Fidelity Retirement Money Market Portfolio	Registered Investment Company	N/A	111,413,385
*	Fidelity US Bond Index Fund	Registered Investment Company	N/A	60,692,847
*	Fidelity US Equity Index Pool	Commingled Pool	N/A	31,638,382
*	Fidelity Freedom Income Fund	Registered Investment Company	N/A	1,046,879
*	Fidelity Freedom 2000 Fund	Registered Investment Company	N/A	254,605
*	Fidelity Freedom 2005 Fund	Registered Investment Company	N/A	702,935
*	Fidelity Freedom 2010 Fund	Registered Investment Company	N/A	6,823,332
*	Fidelity Freedom 2015 Fund	Registered Investment Company	N/A	7,655,238
*	Fidelity Freedom 2020 Fund	Registered Investment Company	N/A	9,169,023
*	Fidelity Freedom 2025 Fund	Registered Investment Company	N/A	7,125,848
*	Fidelity Freedom 2030 Fund	Registered Investment Company	N/A	7,330,772
*	Fidelity Freedom 2035 Fund	Registered Investment Company	N/A	6,121,535
*	Fidelity Freedom 2040 Fund	Registered Investment Company	N/A	4,214,800
*	Fidelity Freedom 2045 Fund	Registered Investment Company	N/A	1,587,131
*	Fidelity Freedom 2050 Fund	Registered Investment Company	N/A	803,530
	Wells Fargo & Company 149,547 shares of common stock and $199,267 in money market fund	Registered Investment Company and Common Stock	N/A	4,714,091
*	Fidelity Group Stock Purchase Account	Registered Investment Company		2,151
*	Loans to participants	Maturities through July 2022 with interest from 5% to 11.5%	N/A	28,206,491

				$1,201,681,247

*	Denotes party-in-interest
**	Under ERISA, an asset held for investment purposes is any asset held by the Plan on the last day of the Plan’s fiscal year or acquired at any time during the Plan’s fiscal year and disposed of any time before the last day of the Plan’s fiscal year, with certain exceptions. Cost information may be omitted with respect to participant-directed investments

The First American Corporation

401(k) Savings Plan

EIN: 95-1068610 PN: 003

Schedule H, Line 4a: Schedule of Delinquent Participant Contributions for the year ended December 31, 2007

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
$9,080	$9,080

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the committee administering the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The First American Corporation 401(k) Savings Plan

Date: June 30, 2008	By:	/s/ Max O. Valdes
Max O. Valdes
Chief Accounting Officer and Chief Financial Officer